[Enterprise Letterhead]

August 15, 2005

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Enterprise GP Holdings L.P.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 15, 2005

File No. 333-124320

Dear Mr. Owings:

In connection with the filing of Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”) on August 15, 2005, Enterprise Products GP Holdings L.P. (the “Partnership”) is providing this supplemental letter to highlight for the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the revisions made to the Registration Statement since Amendment No. 3 thereto was filed on August 11, 2005. No changes have been made to “Our Cash Distribution Policy and Restrictions on Distributions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” or any of the financial statements or financial information contained in Amendment No. 3 to the Registration Statement (other than the correction of an erroneous number in Note (y) to the unaudited pro forma condensed consolidated financial statements located on Page F-19).

Although the Partnership does not believe that any of the revisions contained in Amendment No. 4 to the Registration Statement are material, the Partnership desires to summarize the revisions for the Staff’s convenience. Following is a summary of such provisions:

•	The Partnership has added additional underwriters to the underwriting syndicate. The names of such additional underwriters have been added to the front and back covers to the prospectus contained in the Registration Statement. Information regarding such additional underwriters and their affiliations with the Partnership and Enterprise Products Partners L.P. is included in Amendment No. 4 to the Registration Statement in the section entitled “Underwriting.”

•

As described in the original filing and previous amendments, the Partnership has reserved $51 million of units (an estimated 1,888,889 units) (the “EEP Units”) to be offered to a partnership established by EPCO, Inc., as the general partner, for the benefit of certain of its employees (the “Employee Partnership”). Previously, the Partnership planned to sell at the public offering price such EEP Units to the Employee Partnership through the underwriters, but the underwriters would have received no discount or commission on the EEP Units.

Securities and Exchange Commission

August 15, 2005

The Partnership has now decided to offer and sell the EEP Units (at the public offering price) directly to the Employee Partnership without participation by the underwriters in such sale. We have made appropriate revisions to the “Underwriting” section, the prospectus cover page and a few other places in the Registration Statement to explain that these EEP Units will not be part of the underwritten offering, and the underwriters will not participate as underwriters or placement agents or in any other offeror capacity in connection with the sale of, and will not receive any commission or discount on these units. This change has no economic effect on the offering because the underwriters were not entitled to receive any commission or discount from the sale of these units under the previously contemplated offering structure nor does it change the size of the total offering or the over-allotment option. That is, the EEP Units have always been excluded for purposes of calculating the number of units subject to the 15% over-allotment option.

•	Certain changes have been made to the structure of the Employee Partnership for Texas franchise tax purposes. Such revisions in structure are described in Amendment No. 4 to the Registration Statement in the section entitled “Management—Enterprise GP Holdings—Executive Officer Compensation—Employee Partnership.” In addition, corresponding changes have been made to the form of the Employee Partnership’s partnership agreement previously filed as Exhibit 10.27 to Amendment No. 3 to the Registration Statement. The Partnership has filed the revised form of partnership agreement for the Employee Partnership as Exhibit 10.27 to Amendment No. 4 to the Registration Statement. These changes have no economic effect on the Employee Partnership or the offering.

•	As previously disclosed to the Staff, the Partnership has reserved units to be offered at the initial public offering price to certain persons who are directors, employees or officers of, or are otherwise associated with, the Partnership in connection with the Partnership’s directed unit program (the “DUP”). The Partnership has decided to increase the number of units to be offered in connection with the DUP from 10% of the units offered by the prospectus (excluding the EEP Units) to 11% of the units offered by the prospectus (excluding the EEP Units). This change is included in Amendment No. 4 to the Registration Statement in the section entitled “Underwriting.”

•	The Partnership has made revisions to the beneficial ownership table showing ownership of common units of Enterprise Products Partners L.P. and to the footnotes thereto included under “Security Ownership of Certain Beneficial Owners and Management—Enterprise Products Partners” in Amendment No. 4 to the Registration Statement. These revisions were made to correct errors in ownership amounts included in Amendment No. 3 to the Registration Statement.

•	A risk factor was added on page 31 describing how a default under the bank credit facility of Enterprise Products Partners L.P. could prohibit it from making distributions to the Partnership.

•	The Partnership has made other minor conforming and clean-up revisions contained throughout Amendment No. 4 to the Registration Statement. The Partnership does not believe such revisions are material or significant.

•

Finally, the Partnership has made minor changes to the form of agreements filed as Exhibits 3.4 and 3.6 and the form of note filed as Exhibit 10.32 to Amendment No. 3 to the Registration Statement. The Partnership has filed the revised forms of such documents as

Securities and Exchange Commission

August 15, 2005

Exhibits 3.4, 3.6 and 10.32 to Amendment No. 4 to the Registration Statement. In addition, the Partnership has filed the form of Underwriting Agreement as Exhibit 1.1 to Amendment No. 4 to the Registration Statement and the form of Unit Purchase Agreement for the EEP Units as Exhibit 1.2 to Amendment No. 4 to the Registration Statement, neither of which was previously filed.

Should the Staff have any questions or comments, please contact the undersigned at (713) 880-6568 or Michael P. Finch at (713) 758-2128.

Very truly yours, ENTERPRISE GP HOLDINGS L.P. By: EPE Holdings, LLC, its general partner

/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President & Chief Legal Officer